Prairie Operating Co.

55 Waugh Drive, Suite 400

Houston, TX 77007

October 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	Prairie Operating Co. Withdrawal of Registration Statement on Form S-1 File No. 333- 276998

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Prairie Operating Co., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-276998), as initially filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2024 (the “Registration Statement”), be withdrawn effective immediately.

The Company has determined not to pursue the offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

cc:	T. Mark Kelly, Vinson & Elkins L.L.P. Joanna D. Enns, Vinson & Elkins L.L.P.